NEOPROBE CORPORATION
425 Metro Place North, Suite 300
Dublin, Ohio 43017-1367
August 28, 2008
VIA FACSIMILE (202) 772-9366 and VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Attention:	Mr. Jay Mumford
Division of Corporation Finance

Re:	Neoprobe Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed August 20, 2008
(File No. 333-150650)
Ladies and Gentlemen:
     Neoprobe Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 noon on Friday, August 29, 2008, or as soon thereafter as possible.
     In connection with the acceleration request of the effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Neoprobe Corporation

By:	/s/ Brent L. Larson

Brent L. Larson, Vice President,
Finance and Chief Financial Officer